UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

KCG Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

48244B 100

(CUSIP Number)

Stephen G. Schuler

Serenity Investments, LLC

830 North Boulevard

Oak Park, Illinois

(708) 386-0441

with a copy to:

Frederick C. Lowinger

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7238

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 48244B 100

1.	Name of Reporting Person: Serenity Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Alaska
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,456,466 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,456,466 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,456,466 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1% (1)(2)(3)
14.	Type of Reporting Person (See Instructions) OO

(1)	Represents (i) 13,743,517 shares of Class A common stock, par value $0.01 per share (“Class A Common Shares”) of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”), and (ii) 4,712,949 Class A Common Shares that are issuable upon the exercise of warrants (“Warrant Shares”).

(2)	All of the Class A Common Shares and Warrant Shares reported in the table above are held directly by Serenity Investments, LLC, a limited liability company organized under the laws of the state of Alaska (“Serenity”). Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity that together represent a controlling equity interest in Serenity. Each of Serenity, Stephen G. Schuler and Mary Jo Schuler may be deemed to share voting and dispositive power with respect to these securities. Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein.

(3)	Calculated based on a total of 122,412,949 Class A Common Shares outstanding, which consists of (i) an estimated 117,700,000 Class A Common Shares outstanding as of July 1, 2013, according to information filed by KCG Holdings on July 1, 2013 and (ii) 4,712,949 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of Reporting Person: Stephen G. Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,586,116 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,586,116 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,586,116 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.2% (1)(2)(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 13,743,517 Class A Common Shares held by Serenity, (ii) 4,712,949 Warrant Shares held by Serenity, (iii) 96,543 Class A Common Shares held by the MNE Family Trust and (iv) 33,107 Warrant Shares held by the MNE Family Trust.

(2)	13,743,517 Class A Common Shares and 4,712,949 Warrant Shares reported in the table above are held directly by Serenity. Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity that together represent a controlling equity interest in Serenity. Each of Serenity, Stephen G. Schuler and Mary Jo Schuler may be deemed to share voting and dispositive power with respect to these securities. Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

96,543 Class A Common Shares and 33,107 Warrant Shares reported in the table above are held directly by the MNE Family Trust. Stephen G. Schuler serves as co-trustee of the MNE Family Trust and may be deemed to share voting and dispositive power with respect to these securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that he is the beneficial owner of any of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(3)	Calculated based on a total of 122,446,056 Class A Common Shares outstanding, which consists of (i) an estimated 117,700,000 Class A Common Shares outstanding as of July 1, 2013, according to information filed by KCG Holdings on July 1, 2013 and (ii) 4,746,056 Warrant Shares.

CUSIP No. 48244B 100

1.	Name of Reporting Person: Mary Jo Schuler
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (See Item 3)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 18,456,466 (1)(2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 18,456,466 (1)(2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,456,466 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 15.1% (1)(2)(3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Represents (i) 13,743,517 Class A Common Shares and (ii) 4,712,949 Warrant Shares.

(2)

All of the Class A Common Shares and Warrant Shares reported in the table above are held directly by Serenity. Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity that together represent a controlling equity interest in Serenity. Each of Serenity, Stephen G. Schuler and Mary Jo Schuler

may be deemed to share voting and dispositive power with respect to these securities. Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that she is the beneficial owner of any of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.
(3)	Calculated based on a total of 122,412,949 Class A Common Shares outstanding, which consists of (i) an estimated 117,700,000 Class A Common Shares outstanding as of July 1, 2013, according to information filed by KCG Holdings on July 1, 2013 and (ii) 4,712,949 Warrant Shares.

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Class A common stock, par value $0.01 per share (the “Class A Common Shares”), of KCG Holdings, Inc., a Delaware corporation (“KCG Holdings”). The principal executive offices of KCG Holdings are located at 545 Washington Boulevard, Jersey City, New Jersey 07310.

Item 2. Identity and Background

a)	This Statement is filed by the persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

i.	Serenity Investments, LLC;

ii.	Stephen G. Schuler; and

iii.	Mary Jo Schuler.

b)	The address for each of the Reporting Persons is c/o Serenity Investments, LLC, 830 North Boulevard, Oak Park, Illinois 60301.

c)	Serenity Investments, LLC is a limited liability company that engages principally in the business of asset management and investment. Stephen G. Schuler is the Non-Executive Chairman of the Board of Directors of KCG Holdings (the “Board”) and is a member of the Risk Committee of the Board. Mr. Schuler is also one of the founders and former managers of GETCO Holding Company, LLC, a wholly-owned subsidiary of KCG Holdings. The business address of KCG Holdings is 545 Washington Boulevard, Jersey City, New Jersey 07310. Mary Jo Schuler is the President of Serenity Partners, LLC, a management group. The business address of Serenity Partners, LLC is 830 South Boulevard, Oak Park, Illinois 60301. Stephen G. Schuler and Mary Jo Schuler are spouses.

d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e)	None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f)	Each of Stephen G. Schuler and Mary Jo Schuler is a citizen of the United States. In addition, Serenity Investments, LLC is organized under the laws of the State of Alaska.

Item 3. Source and Amount of Funds or Other Consideration

Each of Serenity Investments, LLC and Mary Jo Schuler may be deemed to have acquired beneficial ownership of 18,456,466 Class A Common Shares (inclusive of the Warrant Shares) in connection with the transactions contemplated by the Merger Agreement (as defined below). Stephen G. Schuler may be deemed to have acquired beneficial ownership of 18,586,116 Class A Common Shares (inclusive of the Warrant Shares) in connection with the transactions contemplated by the Merger Agreement.

In connection with the Amended and Restated Agreement and Plan of Merger, dated as of December 19, 2012 and amended and restated as of April 15, 2013, by and among GETCO Holding Company, LLC (“GETCO”), GA-GTCO, LLC (“GA-GTCO”), Knight Capital Group, Inc. (“Knight”), Knight Holdco, Inc. (now KCG Holdings), Knight Acquisition Corp, GETCO Acquisition, LLC and GA-GTCO Acquisition, LLC (the “Merger Agreement”), which is attached hereto as Exhibit 99.1, (i) Knight Acquisition Corp, a wholly owned direct subsidiary of KCG Holdings, merged with and into Knight, with Knight surviving the merger (the “Knight Merger”), (ii) GETCO Acquisition, LLC, a wholly owned direct subsidiary of KCG Holding, merged with and into GETCO, with GETCO surviving the merger (the “GETCO Merger”) and (iii) GA-GTCO merged with and into GA-GTCO Acquisition, LLC, a wholly owned direct subsidiary of KCG Holdings, with GA-GTCO Acquisition, LLC surviving the merger

(the “GA-GTCO Merger” and, together with the Knight Merger and the GETCO Merger, the “Mergers”). Upon the consummation of the Mergers on July 1, 2013, and in exchange for the 2,517,684 GETCO units it held prior to the Mergers, Serenity Investments, LLC received 13,743,517 Class A Common Shares and Class A Warrants, Class B Warrants and Class C Warrants representing the right to purchase 4,712,949 Warrant Shares. Upon the consummation of the Mergers on July 1, 2013, and in exchange for the 16,323 GETCO units it held prior to the Mergers, the MNE Family Trust received 96,543 Class A Common Shares and Class A Warrants, Class B Warrants and Class C Warrants representing the right to purchase 33,107 Warrant Shares.

Item 4. Purpose of Transaction

Serenity Investments, LLC and the MNE Family Trust acquired the Class A Common Shares and Warrant Shares reported on this Statement pursuant to the Mergers. Stephen G. Schuler is a director of KCG Holdings and in such capacity participates in the decisions made by the Board of Directors of KCG Holdings in the ordinary course of business of KCG Holdings.

The Reporting Persons do not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of KCG Holdings, or any disposition of securities of KCG Holdings; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving KCG Holdings or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of KCG Holdings or any of its subsidiaries; (iv) any change in the present board of directors or management of KCG Holdings, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of KCG Holdings; (vi) any other material change in KCG Holdings’ business or corporate structure; (vii) any change in KCG Holdings’ charter or bylaws or other actions which may impede the acquisition of control of KCG Holdings by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of KCG Holdings; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of KCG Holdings; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, the Reporting Persons may determine to change their intentions with respect to KCG Holdings at any time in the future and may, for example, elect (i) to acquire additional Class A Common Shares or rights to acquire Class A Common Shares in open market or privately negotiated transactions or, with respect to Stephen G. Schuler, under plans of KCG Holdings in which non-employee directors of KCG Holdings participate, or (ii) to dispose of all or a portion of their holdings of Class A Common Shares or Warrant Shares. In reaching any determination as to a future course of action, the Reporting Persons will take into consideration various factors, such as KCG Holdings’ business and prospects, other developments concerning KCG Holdings, other business opportunities available to the Reporting Persons, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Class A Common Shares.

Item 5. Interest in Securities of the Issuer

(a) - (b) With respect to Serenity Investments, LLC, Stephen G. Schuler and Mary Jo Schuler, this Statement relates to the beneficial ownership of 18,456,466 Class A Common Shares, which include (i) 13,743,517 Class A Common Shares and (ii) 4,712,949 Warrant Shares. Such 18,456,466 shares represent 15.1% of the outstanding Class A Common Shares (based on a total of 122,412,949 Class A Common Shares outstanding, which consists of (i) an estimated 117,700,000 Class A Common Shares outstanding as of July 1, 2013, according to information filed by KCG Holdings on July 1, 2013 and (ii) 4,712,949 Warrant Shares). All of these Class A Common Shares and Warrant Shares are held by Serenity Investments, LLC, a limited liability company organized under the laws of the state of Alaska. Stephen G. Schuler and Mary Jo Schuler separately hold equity interests in Serenity Investments, LLC that together represent a controlling equity interest in Serenity Investments, LLC. Each of Serenity Investments, LLC, Stephen G. Schuler and Mary Jo Schuler may be deemed to share voting and dispositive power with respect to these securities. Each of Stephen G. Schuler and Mary Jo Schuler disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Stephen G. Schuler or Mary Jo Schuler that he or she is the beneficial owner of any of such securities referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Solely with respect to Stephen G. Schuler, this Statement also relates to the beneficial ownership of an additional 129,650 Class A Common Shares, which include (i) 96,543 Class A Common Shares and (ii) 33,107 Warrant Shares. Together with the 18,456,466 shares described in the preceding paragraph, these shares represent 15.2% of the outstanding Class A

Common Shares (based on a total of 122,446,056 Class A Common Shares outstanding, which consists of (i) an estimated 117,700,000 Class A Common Shares outstanding as of July 1, 2013, according to information filed by KCG Holdings on July 1, 2013 and (ii) 4,746,056 Warrant Shares). All of the 129,650 Class A Common Shares and Warrant Shares are held by the MNE Family Trust. Stephen G. Schuler is co-trustee of this trust and may be deemed to share voting and dispositive power with respect to these securities. Stephen G. Schuler disclaims beneficial ownership of these securities. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Stephen G. Schuler that he is the beneficial owner of any of such securities for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c) As described in Item 3 of this Statement, the Reporting Persons may be deemed to have acquired beneficial ownership of the Class A Common Shares and Warrant Shares pursuant to the Merger Agreement on July 1, 2013. Serenity Investments, LLC has entered into a Registration Rights Agreement with KCG Holdings within the last 60 days, pursuant to which, among other things, KCG Holdings filed with the Securities and Exchange Commission a shelf registration statement on Form S-3 covering resales of the Class A Common Shares and Warrant Shares received by Serenity Investments, LLC in the Mergers. No Reporting Person has effected any other transaction in the Class A Common Shares or Warrant Shares during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Shares or Warrant Shares covered by this Statement.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 5 of this Statement, no Reporting Person has any contracts, arrangements, understandings or relationships with respect to any securities of KCG Holdings.

Item 7. Material to Be Filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Amended and Restated Agreement and Plan of Merger, dated as of December 19, 2012 and amended and restated as of April 15, 2013, by and among GETCO Holding Company, LLC, GA-GTCO, LLC, Knight Capital Group, Inc., Knight Holdco, Inc. (now KCG Holdings, Inc.), Knight Acquisition Corp, GETCO Acquisition, LLC and GA-GTCO Acquisition, LLC (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by KCG Holdings, Inc. on July 1, 2013)

99.2	Registration Rights Agreement, dated July 1, 2013, by and among KCG Holdings, Inc., Daniel V. Tierney 2011 Trust, Serenity Investments, LLC and GA-GTCO Interholdco, LLC (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by KCG Holdings, Inc. on July 1, 2013)

99.3	Joint Filing Agreement, dated as of July 11, 2013, by and among Serenity Investments, LLC, Stephen G. Schuler and Mary Jo Schuler

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: July 11, 2013	SERENITY INVESTMENTS, LLC

	By:	/s/ Stephen G. Schuler
	Name:	Stephen G. Schuler
	Title:	President of its Manager

Date: July 11, 2013	/s/ Stephen G. Schuler
STEPHEN G. SCHULER

Date: July 11, 2013	/s/ Mary Jo Schuler
MARY JO SCHULER

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Amended and Restated Agreement and Plan of Merger, dated as of December 19, 2012 and amended and restated as of April 15, 2013, by and among GETCO Holding Company, LLC, GA-GTCO, LLC, Knight Capital Group, Inc., Knight Holdco, Inc. (now KCG Holdings, Inc.), Knight Acquisition Corp, GETCO Acquisition, LLC and GA-GTCO Acquisition, LLC (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by KCG Holdings, Inc. on July 1, 2013)

99.2	Registration Rights Agreement, dated July 1, 2013, by and among KCG Holdings, Inc., Daniel V. Tierney 2011 Trust, Serenity Investments, LLC and GA-GTCO Interholdco, LLC (incorporated herein by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by KCG Holdings, Inc. on July 1, 2013)

99.3	Joint Filing Agreement, dated as of July 11, 2013, by and among Serenity Investments, LLC, Stephen G. Schuler and Mary Jo Schuler